SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

     COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
CVM Registry: 1431-1

SUMMARY OF THE MINUTES OF THE 119th BOARD OF DIRECTORS MEETING

1. VENUE: Rua Coronel Dulcídio 800, Curitiba - PR. 2. DATE AND TIME:
November 7, 2007 – at 9:00 am. 3. PRESIDING: João Bonifácio Cabral Júnior - Chairman; Rubens Ghilardi - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I. Mr. Sérgio Botto de Lacerda resigned from the Company’s Board of Directors and his position will be filled at the next General Shareholders Meeting;

II. Copel’s Business Expansion Program was approved, according to the Company’s Strategic Plan;

III. the Company’s budget for the year of 2008 was approved;

IV. changes in Copel’s Bylaws and those of its wholly-owned subsidiaries was approved, in order to take account of the corporate restructuring and the consolidation of the Company’s vertical integration process, as was the calling of a General Shareholders Meeting on a date to be defined;

V. the capitalization of previous monetary transfers to UEG Araucária Ltda. and the latter’s subsequent capital increase were approved;

VI. the capital transfer to Carbocampel S.A., in order to re-establish that company’s financial equilibrium, was approved;

VII. the continuation of the negotiations regarding Copel’s acquisition of Tosli Acquisitions B. V.’s interest in Itiquira Energética S.A. was authorized, the conclusion of said transaction being subject to the approval of the Paraná Legislative Assembly and ANEEL;

VIII. the presentation of a firm proposal to acquire 100% of Sanedo Participações Ltda.’s interest in Dominó Holdings S.A., equivalent to 30% (thirty per cent) of the latter’s capital, was ratified;

IX. the re-election of Mr. Gilberto Serpa Griebeler to the post of Chief Executive Officer of Elejor - Centrais Elétricas do Rio Jordão S.A. was ratified;

X. the spin-off and winding up of the wholly-owned subsidiaries, Copel Transmissão S.A. and Copel Participações S.A. was approved, their assets being transferred to Copel Geração S.A., Copel Distribuição S.A. and Companhia Paranaense de Energia – Copel, according to the respective spin-off protocols and justifications;

XI. the 2007 Employee Profit Sharing Agreement was approved;

XII. the 2008 Board of Directors Meeting schedule was approved;

XIII. the First Amendment to the Articles of Incorporation of Cruzeiro do Sul – Consórcio Energético Cruzeiro do Sul - UHE Mauá was approved;

5. SIGNATURES: JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman; RUBENS GHILARDI - Secretary;
LAURITA COSTA ROSA; LUIZ ANTONIO RODRIGUES ELIAS; NELSON FONTES SIFFERT FILHO, NILDO ROSSATO, and ROGÉRIO DE PAULA QUADROS (Board Member JORGE MICHEL LEPELTIER justified his absence and delivered his votes by correspondence).

The full text of the minutes of Copel’s 119th Board of Directors Meeting were drawn up in Minutes Book 06, registered with the Board of Trade of Paraná State under 05/095391-5, on August 08, 2005.

RUBENS GHILARDI
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.